Exhibit 2.3

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to Agreement and Plan of Merger (this “Amendment”) amends that certain Agreement and Plan of Merger, dated as of July 2, 2010, by and among K2M Group Holdings, Inc., a Delaware corporation (“Parent”), K2M, Inc., a Delaware corporation (the “Company”), and the Stockholders’ Committee consisting of John Andres, Gordon Donald, M.D., John P. Kostuik, M.D., Theodore Lundberg and Lewis Parker (the “Stockholders’ Committee”), as amended by Amendment No. 1 thereto dated as of August 12, 2010 (the “Merger Agreement”). This Amendment is entered into effective as of this 21st day of December, 2012 by and among Parent and the Stockholders’ Committee. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, the Board of Directors of Parent has determined that it is in the best interests of Parent and its stockholders, and the Stockholders Committee has determined that it is in the best interests of the Eligible Earnout Recipients and all former holders of Company Equity Securities that would be entitled to receive Escrow Cash upon a distribution thereof, that the Merger Agreement be amended as provided below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Amendments to Merger Agreement.

1.1 Section 1.01 of the Merger Agreement is hereby amended by deleting the definitions listed on Annex A hereto and inserting the following replacement and new defined terms in the appropriate alphabetical order:

“Contingent Merger Consideration” means the amounts, if any, from time to time required to be distributed to the Eligible Recipients pursuant to Section 3.02 hereof.

“Contingent Merger Consideration Committee” means a committee of the Board of Directors of Parent consisting of directors who were designated by WCAS XI pursuant to the Stockholders Agreement.

“Fully Diluted Eligible Recipient Share Number” means the Fully-Diluted Share Number, less the aggregate number of shares of Company Common Stock that would have been issuable if each Option outstanding on the Closing Date (other than Cash-Out Options and BSA Escrowed Options) was exercised immediately prior to the Effective Time.

“Qualifying 2013 Liquidity Event” means a Sale of the Company or a Public Offering which is consummated prior to December 31, 2013 and results in a WCAS ROI of 1.50x or greater.

“Per Share Section 3.02 Payment Amount” means (a) the aggregate amount of Contingent Merger Consideration payable to all Eligible Recipients under Section 3.02 multiplied by (b) the Per Share Additional Cash Percentage.

“Per Share Additional Cash Percentage” means the fraction (expressed as a percentage) obtained by dividing (X) 1.00 by (Y) the Fully-Diluted Eligible Recipient Share Number; provided, that, for purposes of calculating the Per Share Additional Cash Percentage (i) during the Series A Preferred Pause, the Converted Deemed Series A Preferred Share Number shall be excluded from the Fully-Diluted Eligible Recipient Share Number, and (ii) during the Series B Preferred Pause, the Converted Outstanding Series B Preferred Share Number shall be excluded from the Fully-Diluted Eligible Recipient Share Number.

“Stockholders’ Expense Cash Release Date” means such date as the Stockholders Committee determines that the remaining Stockholders’ Committee Expense Cash is no longer needed by the Stockholders’ Committee.

“WCAS ROI” means, as of the date of consummation of the Qualifying 2013 Liquidity Event (and after giving effect to such transaction and the calculation of the Contingent Merger Consideration, if any, payable in connection therewith), the cumulative return on investment (expressed as a multiple of invested capital) of WCAS XI in respect of the Sponsor Investment, taking into account all equity investments, distributions, dividends and payments made by and to WCAS XI in respect of the Sponsor Investment from August 12, 2010 through the date of the consummation of the Qualifying 2013 Liquidity Event, and assuming for purposes of such calculation, that (A) if the Qualifying 2013 Liquidity Event is a Sale of the Company in whole or in part for non-cash consideration, the fair market value (as determined by the Board of Directors of Parent acting in good faith) of any securities or other non-cash consideration received by WCAS XI in such transaction shall be included in such calculation as consideration received and (B) if the Qualifying 2013 Liquidity Event is a Public Offering, the fair market value of the shares of Parent stock held by WCAS XI immediately following such offering shall be included in such calculation as consideration received based on the per share price received by selling shareholders (or Parent if there are no selling shareholders) for shares actually sold in such Public Offering.

1.2 Section 2.06(a), 2.06(b), 2.06(c), 2.08(b) and 2.09(b) are each hereby amended by deleting the text “Section 3.02 (Earnout Provisions)” contained therein and inserting the text “Section 3.02 (Contingent Merger Consideration)” in lieu thereof.

1.3 Sections 2.06(a)(ii), 2.06(b)(iii), 2.06(c)(iii), 2.08(b)(ii)(B), 2.08(b)(iii)(B) and 2.09(b)(B) are each hereby amended by deleting the references therein to “Per Share Earnout Payment Amount” and inserting references to “Per Share Section 3.02 Payment Amount” in lieu thereof.

1.4 Each of the references to “Eligible Earnout Recipient” or “Eligible Earnout Recipients” (as applicable) in Sections 2.08(b), 6.12(c), 10.05(b), 11.01(e) are hereby deleted and replaced with references to “Eligible Recipients”.

1.5 Sections 2.09(c) and 11.02(a) are amended by deleting the references therein to “Earnout Paying Agent” and inserting “Contingent Merger Consideration Paying Agent” in lieu thereof.

1.6 Section 3.02 of the Merger Agreement is hereby deleted in its entirety. For the avoidance of doubt, the Parties acknowledge and agree that no Earnout Payments shall ever become payable under the Merger Agreement. After giving effect to the deletion of existing Section 3.02 of the Merger Agreement, the following new Section 3.02 shall be added to the Merger Agreement in lieu thereof:

“Section 3.02 Contingent Merger Consideration.

(a) Potential Contingent Merger Consideration. Subject to the terms and conditions of this Agreement, including the withholding provisions of Section 2.12, the preferred stock participation limits of Section 3.02(d) and the set-off rights contemplated by Article X, the Company Investors that held Company Shares (including Rollover Shares), Cash-Out Options, BSA Escrowed Options and/or Warrants at the Effective Time (subject to Section 3.02(d), the “Eligible Recipients”) (but not the holders of Options other than Cash-Out Options or BSA Escrowed Options) shall become entitled to receive additional cash Merger Consideration if and only if a Qualifying 2013 Liquidity Event shall occur; provided, however, that, notwithstanding anything in this Agreement to the contrary, payments of Contingent Merger Consideration with respect to BSA Escrowed Options that have not satisfied the conditions set forth in the BSA Unvested Option Escrow Agreement prior to December 31, 2011 shall be reallocated among the Eligible Recipients (other than the holder(s) of such BSA Escrowed Options) to the extent payable under this Section 3.02. Notwithstanding anything to the contrary contained herein, it is acknowledged and agreed that the Rollover Stockholders are Eligible Recipients by virtue of the provisions of the Contribution Agreement and shall be treated as such for purposes of calculations made hereunder. In the event of a Qualifying 2013 Liquidity Event, the aggregate amount of Contingent Merger Consideration payable to the Eligible Recipients shall be equal to (i) if the Qualifying 2013 Liquidity Event is consummated on or prior to June 30, 2013, $7,500,000, and (ii) if the Qualifying 2013 Liquidity Event is consummated after June 30, 2013 and prior to January 1, 2014, $3,500,000. The Contingent Merger Consideration Committee shall act on behalf of Parent for all purposes of this Section 3.02.

(b) Payment of Contingent Merger Consideration. Any Contingent Merger Consideration payable hereunder shall be paid (or irrevocably deposited for payment with a paying agent selected by Parent for such purposes (a “Contingent Merger Consideration Paying Agent”)) within ten (10) Business Days after the consummation of any Qualifying 2013 Liquidity Event and distributed to the Eligible Recipients, with each Eligible Recipient entitled to receive the Per Share Section 3.02 Payment Amount for each share of Company Common Stock held by such Eligible Recipient immediately prior to the Effective Time on a fully diluted basis (assuming the conversion to Company Common Stock of all outstanding Company Preferred Stock held by such Eligible Recipient immediately prior to the Effective Time), the exercise in full of all Cash-Out Options held by such Eligible Recipient immediately prior to the Effective Time (without regard to the exercise price of such Cash-Out Options), the exercise in full of all BSA Escrowed Options held by such Eligible Recipient immediately prior to the Effective Time (without regard to the exercise price of such BSA Escrowed Options) and the exercise in full of all Warrants held by such Eligible Recipient immediately prior to the Effective Time (without regard to the exercise price of such Warrants) and the conversion of all shares of Company Preferred Stock issuable upon the exercise of such Warrants into Company Common Stock immediately following such exercise. In order to minimize any impact of rounding when calculating the amounts owed to Eligible Recipients under this Section 3.02, the Per Share Section 3.02 Payment Amounts shall be calculated without any rounding to the nearest whole cent, however, aggregate amounts of Contingent Merger Consideration payable in respect of individual Eligible Recipients shall be rounded to the nearest whole cent.

(c) No Transfer or Assignment. The rights of the Eligible Recipients to receive Contingent Merger Consideration pursuant to the terms of this Section 3.02 are personal to each such Eligible Recipient and shall not be transferable or assignable for any reason other than by operation of law, will or the laws of descent. Any attempt by an Eligible Recipient to transfer or assign such rights (other than as permitted by the immediately preceding sentence) shall be null and void.

(d) Preferred Stock Participation Limits. Sections A.4(a), A.4(b) and A.4(c) of Article IV of the Amended and Restated Certificate of Incorporation of the Company (as in effect on July 2, 2010) contained certain limitations on the participation rights of the Company Preferred Stock which have been reflected in the definitions of Series A Preferred Pause and Series B Preferred Pause. In order to give effect to such limitations in the allocation of the Merger Consideration among the Company Investors, (1) the Per Share Additional Cash Percentage definition makes certain adjustments that apply during the Series A Preferred Pause and the Series B Preferred Pause and (2) the provisions of Sections 2.06(b), 2.06(c) and 2.09(b) provide that that the Company Investors shall not participate in any distributions of Merger Consideration (including distributions of Contingent Merger Consideration) in respect of Series A Preferred Stock (including Series A Stock deemed issued pursuant to a Warrant) (during the Series A Preferred Pause) and Series B Preferred Stock (during the Series B Preferred Pause). Notwithstanding anything to the contrary contained in this Section 3.02 or in any related definitions, the effect of such provisions shall in no way be deemed to increase the aggregate amount of Merger Consideration payable by the Company to the Eligible Recipients under Section 3.02 (it being understood that such provisions are intended to re-allocate (and shall at all times be interpreted solely as a means of re-allocating) amounts of Merger Consideration that would have otherwise been payable to former holders of Company Preferred Stock among the Company Investors other than the former holders of Series A Preferred Stock (during Series A Preferred Pause) and former holders of Series B Preferred Stock (during the Series B Preferred Pause). Without limiting the generality of the foregoing, (i) all provisions contained in this Section 3.02 (and all related definitions) shall be interpreted in a manner that gives effect to the last sentence contained in each of Section 2.06(b) and 2.06(c), (ii) the former holders of Series A Preferred Stock shall be deemed to be excluded from the definition of Eligible Recipients at all times during Series A Preferred Pause (and no Contingent Merger Consideration shall be payable in respect thereof during such period) and (iii) the former holders of Series B Preferred Stock shall be deemed to be excluded from the definition of Eligible Recipients at all times during Series B Preferred Pause (and no Contingent Merger Consideration shall be payable in respect thereof during such period). The principles set forth in this Section 3.02(d) shall also be deemed to apply to payments described in Sections 3.01(f), 6.12(c), 10.05(b) and 11.01(e), the aggregate amounts of which shall in no event be increased as a result of the application of the Series A Preferred Pause or Series B Preferred Pause.”

1.7 Sections 6.12(a)(ii), 6.12(d), 10.02(a), 10.02(d), 10.02(h), 10.05(b) of the Merger Agreement are each hereby amended by deleting the text “Earnout Payment” or “Earnout Payments” (as applicable) contained therein and inserting the text “Contingent Merger Consideration” in lieu thereof.

1.8 The text “Earnout Payments that are then due and payable (including Deferred Payment Amounts)” contained in Section 10.02(h) of the Merger Agreement is hereby deleted and replaced with the text “Contingent Merger Consideration pursuant to Section 10.04(b)”.

1.9 Section 10.01 of the Merger Agreement is amended by deleting the text “(B) the representations and warranties contained in Sections 4.11 (Intellectual Property), 4.12(a) and (b) (Legal Compliance; Permits) and 4.23 (Regulatory and Product Matters) of this Agreement shall survive for a period of three (3) years following the Closing Date” shall be deleted and replaced with the text “(B) the representations and warranties contained in Sections 4.11 (Intellectual Property), 4.12(a) and (b) (Legal Compliance; Permits) and 4.23 (Regulatory and Product Matters) of this Agreement shall survive until December 31, 2012”

1.10 Section 10.04(b) of the Merger Agreement is deleted in its entirely and replaced with the following new Section 10.04(b):

“(b) second, to the extent that Escrow Cash is not then available and sufficient to satisfy any such indemnification claim, by means of the reduction of and set-off against any payments of Contingent Merger Consideration that are due and payable pursuant to Section 3.02 but that have not yet been paid and/or, at the election of the Parent Indemnified Persons bringing the claim, any future payments of Contingent Merger Consideration that may become payable under Section 3.02. Amounts may be set-off against such payments under Section 3.02 only upon resolution by either the written agreement of the Stockholders’ Committee and the Parent Indemnified Persons or pursuant to a final judgment of a court of competent jurisdiction which is no longer subject to appeal. Following such resolution, amounts agreed or ordered (as the case may be) to be set-off against payments under Section 3.02 under this Section 10.04 shall be promptly paid by Parent to the applicable Parent Indemnified Persons. If an indemnification claim is made under this Article X and set-off against payments under

Section 3.02 is sought under this Section 10.04 in respect thereof, but such indemnification claim has not been finally resolved by written agreement between the Parent Indemnified Persons and the Stockholders’ Committee or pursuant to a final judgment of a court of competent jurisdiction which is no longer subject to appeal, at the time that any payment is to be made to the Eligible Recipients under Section 3.02, the Section 3.02 Escrow Amount (as defined below) shall be withheld from such payment to Eligible Recipients and be deposited into an escrow account with an escrow agent reasonably acceptable to the Parent Indemnified Persons and the Stockholders’ Committee pending final resolution of such claim. The “Section 3.02 Escrow Amount” shall be an amount equal to the reasonable estimate by the Parent Indemnified Persons asserting the claim for indemnification of the Losses attributable thereto. All escrow documentation entered into for the purpose of establishing such escrow account shall be reasonably acceptable to the Parent Indemnified Persons and the Stockholders’ Committee and the fees and expenses of such escrow agent shall be paid from such escrowed funds. Such escrow agreement shall provide that the funds so deposited shall be released upon the resolution of the indemnification claim for which they were deposited into escrow, subject only to the following sentence. In the event that any payments under Section 3.02 are so deposited into escrow pending resolution of such indemnification claims, such amounts shall also be available as security for the initial claim as well as subsequent indemnification claims available under this Article X unless it is finally determined pursuant to a judgment of a court of competent jurisdiction no longer subject to appeal that the initial or subsequent indemnification claims were not brought by the Parent Indemnified Persons in good faith. No interest shall accrue on Section 3.02 Escrow Amounts under this Agreement pending resolution of any such indemnification claim.”

1.11 Section 11.01(a)(vi) is hereby deleted in its entirety and replaced with the text “[Intentionally Omitted]”.

1.12 Annexes 7 (Existing Products), 9 (Pipeline Products) and 10 (Illustrative Examples of Funding of Earnout) of the Merger Agreement are each deleted in their entirety and replaced with the text “[Intentionally Omitted]”.

2. Early Release of Escrow Cash; Distribution of Additional $500,000. As promptly as practical following the execution, delivery and effectiveness of this Amendment, (a) Parent and the Stockholders’ Committee shall deliver to the Escrow Agent joint written instructions directing the Escrow Agent to release all remaining Escrow Cash to a paying agent retained for purposes of making the distributions contemplated by this Section 2 (the “December 2013 Paying Agent”)) and cause the December 2013 Paying Agent to distribute to the former holders of Company Equity Securities in accordance with their respective Escrow Release Percentages all amounts so released from escrow and (b) in consideration of the changes being made to Section 3.02 of the Merger Agreement pursuant to this Amendment, Parent shall deposit $500,000 with the December 2013 Paying Agent and cause such paying agent to distribute such funds to the Eligible Recipients in accordance with their respective Per Share Additional Cash Percentages. Notwithstanding the foregoing, the Company may elect to effect payments hereunder to employees for which withholding is required through the K2M payroll process.

3. Effect of Amendments. Except as specifically set forth in this Amendment, the Merger Agreement shall remain in full force and effect.

4. Governing Law. This Amendment, the rights of the parties hereunder and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the domestic substantive laws of the State of New York (other than matters relating to the Merger and the internal affairs of the Company, which shall be governed by and construed and enforced in accordance with the domestic substantive laws of the State of Delaware), without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

5. Counterparts. This Amendment may be executed in any number of counterparts, including by facsimile, each of which shall be an original, but all of which together shall constitute one instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Agreement and Plan of Merger as of the date first written above.

K2M GROUP HOLDINGS, INC.

By:	/s/ Gregory Cole
Name:	Gregory Cole
Title:	CFO

STOCKHOLDERS’ COMMITTEE:

/s/ John Andres
John Andres

/s/ Gordon Donald
Gordon Donald, M.D.

/s/ John P. Kostuik, M.D.
John P. Kostuik, M.D.

/s/ Theodore Lundberg
Theodore Lundberg

/s/ Lewis Parker
Lewis Parker

Annex A

Removed Defined Terms

Acquired Product

Adjusted Excess Revenue

Annual Earnout Notional Cap

Contingent Merger Consideration

Continuing K2M Stockholder

Core Business

Core Business Revenue

Earnout Acceleration Amount

Earnout Committee

Earnout Notional Acceleration Amount

Earnout Notional Cap

Earnout Notional Payment Amount

Earnout Payment

Earnout Payment Amount

Elective Notional Termination Amount

Elective Termination Amount

Estimated Remaining Earnout Notional Payment Amount

Excess Revenue

Existing Products

Fully Diluted Earnout Share Number

Per Share Additional Cash Percentage

Per Share Earnout Acceleration Amount

Per Share Earnout Payment Amount

Per Share Earnout Standard Payment Amount

Per Share Elective Termination Amount

Physician Investor Revenues

Revenue

Qualified IPO

Qualified Sale of the Company

Stockholders Expense Cash Release Date

Target Revenue

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